

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 16, 2009

Aaron Jagdfeld
Chief Executive Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, Wisconsin 53187

> **Re: Generac Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed on October 20, 2009**
> **File No. 333-162590**

Dear Mr. Jagdfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information.

Prospectus Cover

2. Please provide us with a copy of all artwork that you intend to include in your prospectus.

Prospectus summary, page 1

3. Your prospectus summary should not include a lengthy description of your business and strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant, determine how to best highlight those points in clear, plain language and ensure that the amount of detail you include in the summary does not overwhelm the most significant aspects of the offering. Additionally, your summary should be a balanced presentation of the most significant aspects of your offering – not merely a recitation of extensive details regarding the positive aspects of the investment that only later addresses risks and then only at a high level and leaves balancing details for later in the document. Therefore, it is unclear why much of the detail in this section regarding your business, market, strengths and strategy is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your document. Please revise substantially.

Our company, page 1

4. Please provide us with support for your market standing and the market opportunity data that you have included here and throughout your prospectus. Clearly mark the relevant sections that support the data you have included and the page number of your registration statement where such data has been used. Furthermore, please also tell us:

    *   how you confirmed that the data used in your registration statement reflects the most recent available information;

    *   whether all of the data is publicly available;

    *   whether you paid for the compilation of any of the data;

    *   whether any data was prepared for your use in the registration statement; and

    *   whether the authors of the data consented to your use of such data in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

5.   Regarding your disclosure here and on page 6, please tell us the basis for, or provide us documentation that supports, your belief that your production costs are among the lowest in your industry.

Summary historical consolidated financial and other data, page 11

6.   We note your presentation of summary historical financial data for the twelve months ended June 30, 2009, which you state is a non-GAAP presentation. Please tell us why you have presented this information in your summary financial data. Please also tell us whether there were any significant unusual or non-recurring items that occurred in the combined periods. For example, discuss whether there was a significant quarterly increase in revenue in one of periods that is not expected to continue to occur or was due to an increase of outage activity in the period. Please further tell us how you considered Item 10(e) of Regulation S-K and Article 11 of Regulation S-X in presenting this information. Discuss why you believe the disclosures included provide sufficient information to investors about the information presented. Alternatively, please remove the financial data for the twelve months ended June 30, 2009.

7.   We note that 'adjusted EBITDA' does not appear to meet the exception described in Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (FAQ), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. For example, we note that adjusted EBITDA is not calculated exactly in accordance with your debt covenant. Please tell us how management uses this measure internally and discuss why you believe the presentation of adjusted EBITDA is in accordance with Item 10(e)(1)(ii) of Regulation S-K. Please also tell us how you considered Questions 8 and 10 from the FAQ. Alternatively, you may remove references to this non-GAAP measure.

8.   Please also tell us how management uses EBITDA internally and ensure that you provide all of the disclosures required by Item 10(e) of Regulation S-K for this measure as well as Adjusted EBITDA.

9.   We note your disclosure that you present 'adjusted EBITDA' because of its importance for purposes of your senior secured credit facilities, because you consider it to be an important supplemental measure of your performance and because you believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of your company. We also note that you present EBITDA. Please note that in order to comply with Item 10(e)(1)(i)(C), you should revise your disclosure to state why management believes each of these

Aaron Jagdfeld
Generac Holdings Inc.
November 16, 2009
Page 4

measures provides useful information to investors, including focusing on why management believes it is useful to include or exclude each of the reconciling items noted in the reconciliation.

10.   In addition, while you are not prohibited from omitting recurring items from your non-GAAP measure, you must meet the burden of demonstrating the usefulness of any such measure. There are other disclosures which may be necessary as outlined in Question 8 of the FAQ. These disclosures should be clear and thorough regarding the measure. Please tell us how you considered each of these requirements in your disclosure.

11.   Please tell us and clearly disclose whether management uses "EBITDA" and "adjusted EBITDA" as performance measures, liquidity measures, or both and why.

Risk factors, page 17

12.   Please note that your risk factors must immediately follow your prospectus summary or one-page prospectus cover. Although we do not currently intend to comment regarding your table of contents on page i, please relocate your disclosure on page ii to an appropriate section of your document.

13.   We note the reference on page 22 to SFAS 142. Please note that the FASB Accounting Standards Codification is effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, when you update your financial statements, please also revise any references to accounting standards accordingly.

Risks related to our business and industry, page 17

14.   We note from disclosure throughout your prospectus that your generators are fueled by natural gas, liquid propane, gasoline, diesel and a combination of natural gas and diesel. However, we note that you have not included disclosure addressing any risks regarding the fluctuating prices of these fuel sources. Please advise, or revise to provide risk factor disclosure, as appropriate.

Decreases in the availability, or increases in the cost, of raw materials…, page 18

15.   If you do not have material long-term supply contracts, please highlight the resulting risks. Otherwise, please file the material contracts as exhibits to your registration statement.

As a public company, we will be required…, page 26

16.   Please tell us how you determined the December 31, 2011 date. Cite all authority on which you rely.

Use of proceeds, page 33

17.   Please disclose the approximate amount of net proceeds intended to be used for each identified purpose.

Capitalization, page 35

18.   Please remove the caption relating to cash and cash equivalents from your presentation of capitalization.

19.   Please tell us why you did not separately present the pro forma impact of the Corporate Reorganization and the sale of your common shares in your initial public offering so that readers could understand the impact of each of these transactions on your capitalization. Please similarly address for your presentation of dilution on page 36.

Dilution, page 36

20.   We note that the table includes an item for the "decrease in pro forma net tangible book value per share attributable to the issuance of restricted stock." Please tell us about and disclose the nature of this item. Please also tell us why you have not included a separate item to reflect the pro forma impact of the Corporate Reorganization.

Selected historical consolidated financial data, page 38

21.   Please remove the word "(Unaudited)" from the table to avoid giving the impression that the other financial data is audited. You may clearly describe in the narrative whether or not each column was derived from audited or unaudited financial statements.

22.   The presentation of the amount for total assets appears to represent a total of the amounts above this item due to the placement of lines above and below this amount and the placement of dollar signs. However, we note that the items listed above total assets do not include all of your assets or total to this amount. We also note that the presentation excludes your most significant assets, while separately presenting assets which total approximately 27% of your total assets. Please revise your presentation to clearly present your financial information.

Management's discussion and analysis of financial condition…, page 41

Components of net sales and expenses, page 44

23.   Please tell us the nature of your "shipping net sales" and why you "recognize" these sales when customers reimburse you for finished product shipping costs but realize them at the time of shipment. Tell us when you record the related costs and why. Cite the accounting literature upon which you relied. Please also tell us why this accounting policy is not included in your accounting policy footnotes in the financial statements.

Critical accounting policies, page 47

24.   We note that you consider goodwill impairment to be a critical estimate. Accordingly, consistent with Regulation S-K 303(a)(3)(ii), which requires a description of a known uncertainty, please provide the following disclosures for your reporting unit if it is at risk of failing step one or tell us why you believe the disclosure is not required:

- description of the key assumptions used in your estimate of fair value and how the key assumptions were determined;

- discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

25.   Given the significance of the impairment loss recognized, please tell us and disclose how you determined the implied fair value of goodwill as of October 31, 2008.

Results of operations, page 50

26.   We note that throughout the discussion of your results of operations you cite reasons for changes in net sales. However, the analysis of these changes is general and vague. Please revise to quantify the effects of volume and pricing changes on your revenues for each period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K.

27.   Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For

example, you say that operating expenses for the six months ended June 30, 2009 increased due to "higher variable selling and service expenses in connection with [y]our increase in net sales, such as warranty, commission and credit card fees, as well as higher advertising costs." However, you do not quantify the impact of each of these factors. In addition, each of the factors that contributed to the changes in margins and the significant changes in expense amounts each period should be quantified and discussed, to the extent practicable, along with details of whether these are trends that are expected to continue or have had a material impact on your results. The fluctuations in balance sheet accounts (e.g. inventory, receivables, etc.) should also be addressed. Refer to Item 303 of Regulation S-K.

28. With a view toward clarified disclosure, please tell us how your results reflect the "significant reduction in product cost" mentioned in your second paragraph under "Industry trends" on page 41.

Six months ended June 30, 2009 compared to six months ended June 30, 2008, page 50

Operating expenses, page 51

29. We note your disclosure that amortization increased because of the recharacterization of certain trade names from indefinite useful life to finite useful life. Please revise to quantify the impact of the additional amortization and disclose the events and circumstances that caused the change.

30. In addition, please tell us the amounts of trade names recharacterized and the basis for the recharacterization. Discuss why you originally determined that the useful life as infinite including the criteria in paragraph 350-30-35-3 of the FASB Accounting Standards Codification (or FASB ASC) (formerly paragraph 11 of SFAS 142). Then discuss why you changed your determination. Please also tell us how you considered the disclosure requirements of paragraph 250-10-50-4 of FASB ASC (formerly paragraph 22 of SFAS 154).

Cash flow, page 56

31. Please disclose the nature of the "certain derivatives" that resulted in the unrealized loss, and explain clearly the operation of the derivative including how the derivative generated the loss.

Senior secured credit facilities, page 58

32. We note your disclosure of "Covenant EBITDA." Please also disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity.

33.   Please tell us why the table on page 61 includes the calculation of "Adjusted EBITDA" for the six months ended June 30, 2008 and 2009. We note that you do not also show "Covenant EBITDA" and the ratio of consolidated total debt to Covenant EBITDA for these periods. Further, it is not clear why you are also including subtotals for the calculation of EBITDA and Adjusted EBITDA in the table. These amounts all appear to represent non-GAAP measures for which you should comply with Item 10(e) of Regulation S-K. Refer to our comments above regarding your presentation of Adjusted EBITDA and EBITDA.

34.   Please tell us why you present "Covenant EBITDA" for the twelve months ended June 30, 2009. Tell us and disclose whether you are required by your debt agreements to calculate this measure using this time period. The disclosure should clarify your reasons for presenting this information.

Covenant compliance, page 59

35.   With a view toward clarified disclosure, please tell us how close you are currently to violating the fourth quarter 2009 leverage ratio.

Contractual obligations, page 63

36.   We note from your disclosure in the last paragraph under this section that you have excluded several contractual obligations from the "Contractual obligations" table. Please note that all enforceable and legally binding purchase obligations must be included to comply with Regulation S-K Item 303(a)(5).

Capital expenditures, page 63

37.   We note your disclosure that you anticipate that your capital expenditures for 2009 will be approximately $5 million. Please expand to disclose the anticipated sources of funds needed to fulfill such commitments. Refer to Regulation S-K Item 303(a)(2)(i).

New dealers, page 76

38.   Please explain the nature and duration of your "dealer acquisition efforts." Do you purchase dealers and wholly own them? Do regulations governing relationships with dealers materially affect your business?

History, page 79

39.   With a view toward clarified disclosure in an appropriate section of your document, please tell us the history of Generac Power Systems, Inc., including its previous owners, and any affiliation with Briggs & Stratton.

Our products, page 79

40.   Please advise, with a view towards disclosure, whether any class of similar
        products have accounted for 10% or more of consolidated revenue in any of your
        last three fiscal years. See Regulation S-K Item 101(c)(1)(i).

Research and development and intellectual property, page 82

41.   Please distinguish between the number of patents granted and patent applications.
        Please also disclose the duration and effect of the patents that you hold. Refer to
        Regulation S-K Item 101(c)(1)(iv).

Regulation, page 85

42.   Refer to the last sentence of the second paragraph in which you disclose that the
        recent regulation "could" require you to redesign your products. Please explain
        the reason for the uncertainty. Also clarify the amount of your business generated
        by the "certain of [y]our products" mentioned in that sentence.

Director compensation, page 88

43.   Please quantify the board fees mentioned in the second paragraph.

Audit committee, page 90

44.   Please clarify how you intend to satisfy applicable audit committee independence
        requirements.

Compensation committee interlocks and insider participation, page 92

45.   Please provide the disclosure relating to your last completed fiscal year as
        required by Regulation S-K Item 407(e)(4).

Compensation discussion and analysis, page 92

46.   Please disclose who comprised the "compensation committee" that made the
        decisions described in this section.

Role of the Compensation Committee, page 92

47.   With a view toward clarified disclosure, please tell us whether the second
        sentence of this section is intended to incorporate disclosure by reference. If so,
        please tell us the authority on which you rely that permits such incorporation by
        reference.

48.   Please identify the peer companies mentioned at the top of page 93. See
        Regulation S-K Item 402(b)(2)(xiv).

49.   Please expand your discussion regarding the compensation comparison to show
        what the comparison revealed and how it resulted in the amount of compensation
        changes disclosed. For example, did the comparison indicate that you were
        paying below the average salary and you increased your compensation to the
        average amount?

Base salary, page 93

50.   We note that "[t]he compensation committee reviews the base salaries of the
        named executive officers on an annual basis and determines whether an increase
        is warranted based on its review of individual performance, compensation
        comparisons and recommendations of the Chief Executive Officer." However, it
        is unclear from your disclosure precisely what factors are used by the committee
        in its review and how the committee evaluates individual performance to
        determine base salary increases. For example, we note that Mr. Jagdfeld received
        a base salary of $350,000 pursuant to his employment agreement filed as exhibit
        10.2, but for the 2008 fiscal year he received a salary of $400,000. Therefore,
        please provide expanded disclosure and clarity as to what factors are used by the
        compensation committee in determining actual payouts for base salary and the
        basis upon which decisions are made to increase base salaries for named
        executive officers. Your revised disclosure should specify how a named
        executive officer's base salary reflects such officer's individual performance or
        contribution. Please provide an enhanced discussion and analysis as to how the
        compensation committee evaluates the individual performance, both quantitative
        and qualitative, and specific contributions of each named executive officer when
        determining base salary. Refer to Regulation S-K Item 402(b)(2)(vii).

Annual Bonus, page 93

51.   Refer to the last paragraph of this section; please disclose the quarterly
        performance target. See Instruction 4 to Regulation S-K Item 402(b).

Equity-based compensation, page 94

52.   Please reconcile your disclosure regarding the rights to purchase shares mentioned
        in the first sentence of this section and the restricted stock mentioned in the last
        paragraph on page 99 with lack of related disclosure in your compensation tables.

Executive compensation, page 96

53.   We note your disclosure on pages 86 and 88 that your current principal executive officer and principal financial officer served in those positions since September 2008. We also note the paragraph following your summary compensation table regarding your principal executive officer. As required by Regulation S-K Item 402(a)(3), please include compensation information in the required tables and related compensation disclosure regarding all individuals who served in the capacities of principal executive officer and principal financial officer during your last completed fiscal year. Also include a row for each such individual in the table required by Regulation S-K Item 403(b).

Equity vesting, page 99

54.   Please tell us why you do not provide the quantitative disclosure required by Instruction 1 to Regulation S-K Item 402(j) regarding these instruments or the repurchase provisions mentioned on page 100.

55.   Please disclose the "certain rate of return" and "certain threshold." Also disclose the price of your stock that would generate that rate of return and threshold.

56.   Please tell us which exhibit evidences the arrangements described in this section.

Certain relationships and related person transactions, page 100

57.   Please ensure that you file all related-person agreements as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K. When you respond to this comment, please identify for us the exhibit number of the agreements related to each related-person transaction that you have disclosed.

58.   With a view toward clarified disclosure, please tell us how you determined that the provisions in your agreements are "customary" as you indicate in this section.

59.   Please clearly state in this section the identity of each related person involved with each transaction without requiring investors to seek the meaning of defined terms like you do in the first paragraph under "Shareholders agreement." Likewise, please replace vague references to "certain shareholders" and "certain members of management" like on page 102 with specific disclosure identifying the related persons. Please also clarify the nature of your relationships with the individuals mentioned under "Repurchase of securities" on page 102.

60.   Please tell us why you do not describe in this section the "equity cure" transaction mentioned on page 62 and the related-person lease mentioned on page F-37.

61.   With a view toward disclosure in appropriate sections of your prospectus, please tell us whether your principal stockholders were associated with your creditors at the time of the negotiation of your credit agreements or subsequently.

Shareholders agreement, page 100

62.   Please describe the operation of the preemptive rights provisions so that investors can understand how those provisions resulted in related-party involvement in the transactions that you disclose on pages 43, 44 and 102.

Advisory services and monitoring agreement, page 100

63.   Please quantify the amount paid under the agreement during each period required to be addressed by Regulation S-K Item 404. Also quantify the amount to be paid as mentioned in the penultimate paragraph of this section, and clarify whether the amount will be paid with proceeds of this offering.

Issuances of securities, page 101

64.   Please disclose the amount that the related persons paid for the debt exchanged for your shares. Please also show us how your disclosure in this section is reconcilable with your disclosure in the section entitled "CCMP transactions" on pages 43-44

65.   Please clarify the amount of time between each debt purchase by a related person and the issuance of your equity in exchange for the debt. Provide disclosure required by Regulation S-K Item 404(a)(5) as applicable.

Repurchase of securities, page 102

66.   Please disclose the amount paid to each related party, including the per share price.

Mandatory conversion, page 102

67.   Please disclose the rate at which your outstanding securities held by related persons will convert into your common stock to be outstanding upon the completion of this offering. Also disclose the amount of any other consideration to be paid in connection with the conversion, including dividends.

Principal stockholders, page 104

68.   Please disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers with respect to your shares held in

the name of CCMP Capital, LLC and Unitas Capital Ltd. Additionally, please clarify whether the shares held by CCMP Capital, LLC will be reflected in the beneficial ownership of your directors and executive officers; we note in this regard footnote (1) to the principal stockholders table.

69.   Please reconcile your reference to 11 persons in the last row of the table with the number of individuals in the tables on page 86 and 88.

Description of capital stock, page 106

70.   Please provide the disclosure required by Regulation S-K Item 201(b)(1). Also demonstrate whether you have previously been required to file a registration statement pursuant to Section 12(g) of the Exchange Act.

Shares eligible for future sale, page 110

71.   Please disclose the number of shares subject to the lock-up. Also disclose the number of shares that could be sold pursuant to Rule 144.

Underwriting, page 116

72.   Refer to the penultimate sentence of the last full paragraph on page 119. Please clarify how that sentence is consistent with Section 14 of the Securities Act.

73.   Refer to the last full paragraph on page 121. Please describe each material relationship with an underwriter, not merely an "example."

Index to consolidated financial statements, page F-1

74.   Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Consolidated statements of operations, page F-4

75.   Please revise to state separately your goodwill impairment charges consistent with 350-20-45-2 of the FASB ASC (formerly paragraph 43 of SFAS 142).

Note 2. Significant accounting policies, page F-9

Goodwill and other indefinite-lived intangible assets, page F-12

76.   We note from your disclosure in this section and on pages 47 and 48 that you had an independent valuation firm complete an appraisal of the company for use in your goodwill impairment analysis as of October 31, 2008. Please describe to us

and revise to clarify the nature and extent of the third party valuation firm's involvement and management's reliance on the work of the independent valuation firm. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

77.   With respect to your other intangible assets, please tell us if you determined that impairment testing was required and your basis for that conclusion. Discuss the methodologies used in testing your other intangible assets for impairment and the results of any impairment testing performed. We may have further comment upon reviewing your response.

78.   With respect to your impairment testing on trade names, discuss the methodologies used consistent with 350-30-50-3 of the FASB ASC (formerly paragraph 46 of SFAS 142).

Note 6. Redeemable stock and stockholders' equity (deficit), page F-23

79.   Please tell us in more detail how you will account for the Series A Preferred stock and the Class B common stock if they automatically convert to Class A common stock before the initial public offering.

Note 7. Earnings per share, page F-27

80.   We note that you state that the effect of the conversion of the Series A Preferred and Class B Common Stock is considered anti-dilutive. Please revise to quantify the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for each of the reporting periods presented. Refer to paragraph 260-10-50-1 of the FASB Accounting Standards Codification.

Recent sales of unregistered securities, page II-3

81.   Please revise your disclosure in this section to specify which exemption from registration was claimed for each disclosed transaction; we note in this regard your disclosure at the bottom of page II-3 that you claimed exemption under both Section 4(2) of the Securities Act and Securities Act Rule 701. Additionally, please revise to state briefly the facts relied upon to make the exemption available. Refer to Regulation S-K Item 701(d).

Undertakings, page II-5

82.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K

should be included in filings for initial public offerings. Please revise accordingly.

<u>Exhibit Index</u>

83.   Please file as exhibits the acquisition and reorganization agreements mentioned in your registration statement, including the agreement by which you acquired Generac Power Systems in 2006.

<u>Exhibit 23.1</u>

84.   Please include a currently dated consent from your independent accountant prior to requesting effectiveness.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Matthew D. Bloch, Esq. – Weil, Gotshal & Manges LLP